August 31, 2006

VIA EDGAR AND FEDERAL EXPRESS

Sara Kalin

Branch Chief - Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Gatehouse Media, Inc.
Registration Statement on Form S-1
File No. 333-135944

Dear Ms. Kalin:

On behalf of GateHouse Media, Inc. (the “Company”), attached hereto for filing is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from the Registration Statement filed on July 21, 2006. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 17, 2006, to Ms. Polly G. Sack, General Counsel of the Company. To be consistent with the Registration Statement, our responses reflect a 100-for-1 common stock split, which we will effect prior to the offering. Page numbers referred to in our responses refer to page numbers in the Amendment No. 1 to the Registration Statement.

General

1.	Comment: Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response: Copies of all artwork to be contained in the prospectus will be supplementally submitted to you as soon as practicable.

Prospectus Summary, page 1

2.	Comment: We note that several sections of the summary are identical to the Business section beginning on page 48. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

Response: The Company has revised the summary to reduce the amount of repetitive disclosure and more concisely highlight significant aspects of the business. See pages 1 to 4.

GateHouse Media, Inc. page 1

3.	Comment: Please provide us with support for the statement that you are one of the largest publishers of locally based print and online media in the United States. Additionally, please provide support for similar statements throughout the document. For example, we note your statements in the Business section that you are the “largest community newspaper publisher in New England ...,” and that you are “one of the largest newspaper publishing companies in the State of Illinois.”

Response: The Company has revised its disclosure to clarify that it is the third largest newspaper publisher in the United States, one of the largest newspaper publishers in New England and the largest newspaper publisher in Illinois, in each case based on the number of daily newspapers published. See pages 1, 36, 55, 62 and 63. See tabs (A), (B), (C) and (D) of the supplemental binder provided to you for data from Dirks, Van Essen & Murray supporting these statements.

4.	Comment: We note that the last sentence of the first paragraph of this section includes your total pro forma revenue for the twelve months ended December 31, 2005. Please expand this disclosure to include your pro forma net loss for the same period in order to help investors create a context to evaluate the rest of the information in the summary.

Response: The Company has expanded the disclosure to include pro forma net loss and Adjusted EBITDA for the same period. See page 1.

5.	Comment: Please revise to limit the marketing language in this section and throughout. For example, please avoid using phrases such as “superior access to local customers” as used here, and “trusted voice” and “reader loyalty” as used on page 3. We also note your use of the phrases “must read” and “must visit” on page 4. Finally, avoid using phrases like “attractive markets” and “fabric of these communities” as used on page 55.

Response: The Company has revised the disclosure in the summary and the business section to reduce the use of phrases of the types cited above. However, the Company believes that reader loyalty is an important characteristic of its publications and that references to this characteristic are appropriate. See pages 1 to 4, 59, 60 and 62.

6.	Comment: We note that you have made significant acquisitions in the recent past and plan to continue acquiring companies in the future. Please revise your disclosure to indicate whether you have any current plans, proposals or arrangements with respect to specific acquisition targets.

Response: The Company has advised us that it does not have any current plans, proposals or arrangements with respect to specific acquisition targets that it considers to be probable or that are required to be disclosed. However, the Company evaluates possible acquisitions on an on-going basis and has revised its disclosure accordingly. See page 4. The Company will further revise its disclosure should any plans, proposals or arrangements that it considers to be probable or that are required to be disclosed arise.

7.	Comment: Given your net losses for the past several years, please revise to either remove the references to your “high” profit margins or better explain what you mean by this term.

Response: The Company has modified the references throughout the prospectus to clarify that these references are to high operating profit margins.

8.	Comment: We note that you plan to grow your revenue, cash flow and dividends per share. Please revise this statement here and throughout the filing to clarify that you have not yet paid regular dividends.

Response: The Company has revised its disclosure to indicate that it plans to grow its revenue and cash flow per share. See pages 2, 3 and 60.

Our Industry, page 2

9.	Comment: Please provide support for the industry statistics you cite here and throughout the filings. For example, we note your estimate that the locally oriented segment of the U.S. advertising market generated revenue of approximately $100 billion in 2005. Additionally, provide copies of the reports by Dirks, Van Essen & Murray, as well as any other entity whose reports you mention in the filing, clearly marking the relevant sections that support the references made in the prospectus. Ensure that you provide the reports you reference in footnote 1 to the table provided on page 50. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Response: See tabs (E) through (J) in the supplemental binder provided with this letter for copies of studies and reports containing industry statistics cited in the prospectus, including the data provided by Dirks, Van Essen & Murray and the table on page 57. The Company has highlighted, in the supplemental binder, the portions of such studies or reports that the Company relied upon or referred to in disclosures made in the prospectus. The Company advises the Staff that all of the studies or reports relied upon in the prospectus are publicly available, except for the information provided by Dirks, Van Essen & Murray. In response to the Staff’s comment, the Company has filed a consent from Dirks, Van Essen & Murray as an exhibit.

10.	Comment: Please provide support for your assertion that local publications are able to reach nearly 100% of the households in a distribution area by combining paid circulation publications with total market coverage publications.

Response: The Company has advised us that many of its publications, including many total market coverage publications, are hand delivered by independent contractors or mailed via U.S. post office to each household within a particular community or distribution area. The Company’s delivery process (including verification) involves several steps that enable it to confirm its publications reach nearly 100% of the households in a distribution area (or any other desired level of penetration). The Company receives household information through CDS (Computer Delivery Sequence) files from the U.S. post office. CDS files provide updated delivery sequence information for existing address lists. Once the Company obtains this information, the Company overlays the postal carrier routes with the number of households in a specific area to determine the number of deliveries to be made in each area of a ZIP code. The Company then determines the number of copies of any publication needed to get the desired coverage (100% or any other desired level) in a specific ZIP code or ad zone. The Company’s publications also employ “checkers” who go out on a random basis to areas in which deliveries are made to verify delivery.

Our Strengths, page 3

11.	Comment: Please avoid highlighting strengths without discussing correlating risks or weaknesses. For example, when discussing your recurring cash flow, please include a discussion of it in relation to your expenditures and debt service requirements.

Response: To balance the discussion of its strengths, the Company has added disclosure at the end of this section with respect to the risks associated with its business as well as a cross-reference to these risk factors. See page 3.

Recent Acquisitions and Our Recent Financing, page 5

12.	Comment: Revise your disclosure in this section to clearly indicate that affiliates of the underwriters are lenders under your credit facilities and will therefore receive a substantial portion of the offering proceeds. Additionally, make corresponding changes under “The Offering” and in the Use of Proceeds section. Finally, expand the disclosure you have provided in the last sentence on page 92 to clearly indicate that affiliates of the underwriters will receive proceeds from the offering.

Response: The Company has revised the disclosure as requested. See pages 5, 6, 24, 25, 98 and 99.

Principal Stockholder, page 5

13.	Comment: Expand the disclosure in this section to clearly state that Fortress will control all corporate matters due to its ownership interest in the company. Additionally, revise to provide disclosure similar to that provided on page 84 regarding the fact that Fortress and the Fortress executives may engage in business with entities competing with the company and that you have renounced any interest or expectancy in any related corporate opportunities. Finally, provide a separate risk factor regarding this topic, as well.

Response: The Company has revised its risk factor disclosure to include discussion of the fact that the Company has renounced any interest or expectancy in any related corporate opportunities. However, the Company believes that this is properly included in the existing risk factor regarding the control position of Fortress and potential conflicts of interest, rather than as a separate risk factor. See page 18. Although the Company has added a cross-reference on page 5 to risk factors related to its organization and structure, which includes the risk factor discussed above, the Company believes that the disclosure on pages 18 and 91 is sufficient.

Summary Historical Consolidated and Pro Forma Financial Data, page 7

Selected Consolidated Historical and Pro Forma Financial and Other Data, page 27

14.	Comment: We note from your disclosure in footnote (1) that the pro forma basic and diluted earnings (loss) from continuing operations per share have been computed as if this stock split had occurred as of the beginning of each of the applicable periods presented. Please clarify whether the stock split will occur prior or subsequent to the effectiveness of your Form S-1 registration statement. If the stock split will occur prior to the effective date of a registration statement, please revise to give retroactive effect in the historical balance sheets and earnings per share amounts throughout the registration statement. See SAB Topic 4C and paragraph 54 of SFAS No. 128. If the stock split will occur subsequent to effectiveness, only pro forma presentation is appropriate.

Response: The Company intends to implement a 100-to-1 stock split prior to the effectiveness of its Form S-1 registration statement. The Company has given retroactive effect in the historical balance sheets and earnings per share amounts throughout the registration statement.

Summary Historical Consolidated and Pro Forma Financial Data, page 7

Selected Consolidated Historical and Pro Forma Financial, and Other Data, page 27

MD&A — Non-GAAP Financial Measures, page 45

15.	Comment: We note that you define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), depreciation and amortization, non-cash compensation related expenses and other non-recurring items. We note from your reconciliation of Adjusted EBITDA on pages 10, 30 and 47 that several of the items such as (gain) loss on sale of assets, non-cash compensation, and restructuring charges have occurred in the last several years and there is no indication they will not recur in the future. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. Please revise your adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003.

Response: Although it should be noted that the Company’s credit agreements provide for these items as adjustments to arrive at Adjusted EBITDA, the Company has revised its definition of Adjusted EBITDA to remove the following adjustments: (gain) loss on sale of assets; non-cash compensation expense; integration and reorganization expense; and restructuring charges. The Company believes that the other adjustments it has made in its calculation of Adjusted EBITDA are in accordance with Item 10(e) of S-K and the guidance in questions 8 and 9 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003. The Company has revised the disclosure included in: “Summary Historical Consolidated and Pro Forma Financial Data” beginning on page 8; “Selected Consolidated Historical and Pro Forma Financial and Other Data” beginning on page 30; and “MD&A — Non-GAAP Financial Measures” beginning on page 51.

Risk Factors, page 11

16.	Comment: Please delete the last sentence of the opening paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

Response: The Company has deleted this sentence. See page 13.

17.	Comment: Please include a risk factor to discuss your lack of profitable operations in recent periods and any impediments to profitable operations in the near term.

Response: The Company has added a risk factor regarding its lack of profitable operations. See page 17.

Our indebtedness could adversely affect our financial health, page 11

18.	Comment: Please disclose here the amount of your debt which is subject to floating rates.

Response: The Company has added disclosure on page 13 indicating the amount of debt that is subject to floating rates.

19.	Comment: Please expand upon your disclosure to discuss in quantified terms the impact servicing your high level of debt has on your results of operations.

Response: The Company has added disclosure on page 13 indicating the amount of pro forma interest expense.

We could be adversely affected by declining circulation, page 14

20.	Comment: Instead of referring only to the average circulation decline over the last 10 years, if available, please also provide data on the average decline in daily newspaper circulation during the past few years in order to provide investors with an idea of what the recent trend has been. Please also discuss whether the National Do Not Call Registry has had any material effect on your circulation.

Response: The Company has revised the disclosure on page 17 to disclose the average circulation decline from 2002 to 2004, the most recent three year period for which it has data. The Company has advised us that the National Do Not Call Registry has not had a material effect on its circulation.

We have identified material weaknesses in our internal controls, page 17

21.	Comment: We note from your disclosure on page 17 that your independent auditor determined that there were two material weaknesses in your internal controls over financial reporting for the year ended December 31, 2005. Please explain to us how and when this material weakness was discovered and describe why you believe that the amounts presented in the audited financial statements as of December 31, 2005 and the unaudited financial statements of March 31, 2006 are not misstated. Your response should explain what additional procedures were employed by the Company and its independent auditor in order to compensation for the two material weaknesses in internal controls.

Response: During the audit of the December 31, 2005 financial statements KPMG, the Company’s independent registered public accountants, communicated to the Company the discovery of material weaknesses in its internal controls over financial reporting. These material weaknesses were focused on the lack of adequate staff expertise within the Company to research and record unusual and significant transactions. Specifically, transactions involving the restructuring of its balance sheet.

To strengthen its internal control environment over financial reporting the Company has hired a significant amount of financial and other personnel. Beginning in January 2006, the Company has hired 15 people in its shared services accounting function, standardizing the processing of accounts payable, payroll and fixed assets, among others. The shared services accounting function has documented and reviewed processes and verified detailed account balances of amounts in the Company’s general ledger included in its financial statements.

In May 2006, the Company hired a General Counsel with extensive experience working with public companies. Additionally in May 2006, the Company hired a new Chief Financial Officer. The Company subsequently hired the following new positions: Corporate Controller/Chief Accounting Officer with primary responsibility for external financial reporting and technical accounting matters, including consolidations; Assistant Controller with responsibility for consolidations and general accounting; Director of External Reporting with responsibility for external financial reporting; Director of Technical Accounting Research with responsibility for researching technical accounting issues and complex transactions; and Director of Tax with responsibility for tax compliance and tax disclosure. All of the individuals hired in these finance and accounting positions have experience as CPAs in public accounting firms and in working in public company environments.

Prior to the addition of the above positions and continuing through the staffing of those positions, the Company undertook documentation and review procedures. These procedures included transaction processing, cut-off, significant and complex financial transactions and financial statement presentation and disclosure related to amounts and disclosures included in the December 31, 2005 and March 31, 2006 financial statements.

The Company understands that, as a result of the material weaknesses discovered during the 2005 audit, its independent auditors considered the impact of the weaknesses on the nature, timing and extent of their audit procedures and expanded them accordingly.

Based upon above noted remediation, processes and reviews, the Company believes that the amounts presented in the audited financial statements as of December 31, 2005 and the unaudited financial statements of March 31, 2006 are not misstated.

Use of Proceeds, page 22

22.	Comment: We note your statement that a portion of your proceeds will be used for general corporate purposes. If you plan to use any of the proceeds to pay dividends, revise to disclose this and clarify that a portion of the proceeds will be paid to Fortress.

Response: The Company does not intend to use any portion of the proceeds to pay dividends.

Dividend Policy, page 23

23.	Comment: We note the disclosure on page 23 indicating that the Company intends to pay regular quarterly dividends. As the Company has a history of losses reflected in its audited financial statements and also has losses reflected in the pro forma information included elsewhere in the registration statement, please revise this discussion to explain why the Company believes it will have the ability to pay regular quarterly cash dividends in future periods. The Liquidity and Capital Resources section of MD&A should also be revised to include similar disclosures.

Response: The Company believes that it will have the ability to pay regular quarterly cash dividends in the future due to its ability to generate Adjusted EBITDA in excess of scheduled debt payments, capital expenditure requirements, cash income taxes and cash interest expense. This excess will be available, subject to the discretion of the Company’s board of directors, for dividends if the Company is in pro forma compliance, after giving effect to such dividends, with the financial covenants in its 2006 Credit Facility (as defined in the Registration Statement). The Company has revised the disclosure to clarify that its ability to pay dividends will be subject to, among other things, its ability to generate Adjusted EBITDA in sufficient amounts and to be in pro forma compliance with the financial covenants contained in its 2006 Credit Facility. The Company has also revised its disclosure to clarify that the quarterly dividend to be paid to the holders of its common stock prior to the offering may not be indicative of the amount of any future dividends. See pages 26 and 45.

Comment: Also, if a dividend was declared that has not been reflected in the historical financial statements as of the latest interim period presented as implied by the disclosures on page 23, please revise to include a pro forma balance sheet alongside the Company’s historical balance sheet as of the latest interim period presented giving effect to the dividend payment. Pro forma earnings per share should also be presented for the latest fiscal year and subsequent interim period presented giving effect to the number of shares to be issued in the public offering whose proceeds will be required to fund the dividend. Refer to the guidance outlined in SAB Topic 1:B:3.

Response: The Company has included pro forma balance sheet information on Page F-4 and footnote disclosure on Page F-5 to reflect the dividend the Company anticipates paying prior to the offering. Since the dividend will be paid prior to the offering, pro forma earnings per share is not required pursuant to SAB Topic 1:B:3.

24.	Comment: As a follow-up to the comment above, please revise to disclose all of the specific financial covenants in your debt instruments that may restrict you from paying dividends along with information regarding whether you were in compliance with such covenants and whether your financial ratios were sufficient to allow the payment of dividends as of the year ended December 31, 2005 and as of the quarter ended June 30, 2006 on a pro forma basis. Additionally, revise to discuss what the potential long-term implications for your business and financial condition are, given your plan to pay dividends despite the company incurring net losses and having a significant amount of debt. For example, we note from page 80 that you are required to prepay borrowings with 50% of your excess cash flow. How might this affect your ability to pay dividends while continuing to maintain and grow your business? Revise accordingly.

Response: The Company has revised its disclosure to specify the financial covenants that may restrict the payment of dividends, including a statement regarding the Company’s pro forma compliance with such covenants as of December 31, 2005 and June 30, 2006, and to discuss the possibility that the payment of dividends may impede the Company’s growth or ability to meet its other capital requirements. See page 26. The Company does not believe that the requirement to utilize 50% of excess cash flow to prepay borrowings under its 2006 Credit Facility will have a significant impact on its ability to pay dividends because the amount of excess cash flow is determined after giving effect to permitted dividends.

Capitalization, page 24

25.	Comment: We note from your disclosure on page 22 that you intend to use the proceeds from the offering to repay in full the $152 million second lien term loan and for general corporate purposes. In light of the fact that you will use the proceeds for both the repayment of debt and general corporate expenses, but you will only adjust the pro forma capitalization amount to reflect payment of the debt, please revise your disclosure in the footnotes to clarify that the pro forma as adjusted column gives effect to the repayment of the second lien term loan rather than “the intended application of the net proceeds of the offering.”

Response: The Company has revised the disclosure on page 27 in response to your comment. The Company has also made corresponding changes throughout the prospectus.

Selected Consolidated Historical and Pro Forma Financial and Other Data, page 27

26.	Comment: Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Response: The Company has updated the disclosure in “Selected Consolidated Historical and Pro Forma Financial and Other Data” starting on page 30 to include those significant factors that materially affect the comparability of the information.

Management’s Discussion & Analysis, page 31

27.	Comment: Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. As such, please revise your disclosure so that it communicates more than just what numbers have changed within the financial statements and provides management’s perspective and analysis of such changes. For example, we note from disclosure in your Risk Factors and Business sections that newspaper circulation has declined every year since 1996. If this decline has had a material effect on your results of operations, you should revise to discuss this trend. Additionally, while we note that you have provided disclosure regarding several line items, you have not provided corresponding disclosure regarding changes in your net income or loss and what the main business reasons behind such changes were. Please revise accordingly. Refer to SEC Release No. 33-8350 dated December 19, 2003.

Response: The Company has revised its disclosure in the MD&A to include material business trends. See page 37.

28.	Comment: We note from your disclosure on page 67 that immediately following the consummation of the offering, you will grant a certain number of restricted common shares to management or directors. Please revise your MD&A section to disclose the total expected value of these shares and the amount expected to be included in compensation expense during fiscal 2006.

Response: The Company has revised the disclosure in “Management – Director Compensation” on page 75 to include the total value of the shares and the amount of expected compensation. The Company has also revised MD&A to disclose the total estimated value of these shares and the amount expected to be included in compensation expense during fiscal 2006, assuming a grant date of October 1, 2006. See page 41.

Predecessor and Successor, page 32

29.	Comment: We note your disclosure that the purchase of $9.5 million of leased equipment was consummated simultaneously with the Merger. Please provide us details of the nature of this transaction including the entity (e.g., related party or independent third party) from which the equipment was purchased.

Response: No purchase of leased equipment was consummated simultaneously with the Merger, and accordingly, the Company has removed this disclosure.

Results of Operations, page 33

30.	Comment: We note that you have presented combined financial information for fiscal year 2005 for your results of operations on page 34 and cash flow activity on page 39. Please remove this combined presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. In addition, as you have noted, the two periods you have combined are not comparable due to the change in basis resulting from the purchase price allocation. In terms of your management’s discussion and analysis for your results of operations, please revise your discussion to provide more comparison of the predecessor and successor periods within 2005 as well as comparison of those periods with fiscal 2004. For example, interest expense should be discussed in terms of the changes from 2004 and also the changes between the period from January 1, 2005 to June 5, 2005 and June 6, 2005 to December 31, 2005 that occurred as a result of the merger.

Response: In addition to the written comment received, the Company notes that it discussed this matter with Claire Erlanger of the Staff on August 22, 2006. The Company has complied with the Staff’s request to replace the combined presentation included in MD&A with pro forma 2005 statement of operations information. Consistent with this approach, the Company has also presented and discussed pro forma financial information for the six month periods ended June 30, 2005 and 2006. The Company also revised its MD&A discussion to emphasize financial matters that are not comparable due to the change in basis resulting from recent acquisitions and the corresponding purchase price allocation (interest expense). See pages 36-47.

Loss on the Sale of Assets, page 35

31.	Comment: As your loss on the sale of assets appears to be significantly larger than in past periods, consider providing greater insight into why you disposed of certain publications, real estate and equipment, and whether any future material disposals are anticipated.

Response: The Company has revised its disclosure to provide more insight in the business purpose for disposals. See page 41. Although the Company has no current plans to dispose of specific publications or other assets, as part of the Company’s strategy, it regularly considers trades and sales of assets to increase its operating efficiencies.

Liquidity and Capital Resources, page 39

32.	Comment: Please revise your liquidity section of MD&A to disclose the estimated amount you will spend on capital expenditures during 2006.

Response: The Company has revised the liquidity section in the MD&A to disclose the estimated amount that it will spend on capital expenditures during 2006. See page 46.

Business, page 48

33.	Comment: We note your disclosure regarding applicable environmental laws on page 15. Please expand your Business section to provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K or advise.

Response: The Company has revised its disclosure on page 71 to address environmental matters.

34.	Comment: Please consider expanding this section to provide more detail regarding the material terms of the Fortress acquisition. For example, we note the information you have provided in bullet-point format beginning on page F-18. Refer to Item 101(a)(1) of Regulation S-K.

Response: The Company has revised its disclosure on page 55 to include the material terms of the Merger (i.e., the Fortress acquisition).

The Internet, page 51

35.	Comment: Please provide support or revise to provide better context for your assertions in this section regarding the status of the industry. For example, why do you believe that local publications are uniquely positioned to capitalize on their existing market franchise by utilizing online publishing, and what is the basis for your assertion that national retailers recently expressed interest in reaching buyers on a hyper-local level? Revise accordingly or advise.

Response: The assertion that national retailers have expressed interest in reaching buyers on a hyper-local level is based on the Company’s own experience. The Company has revised the disclosure accordingly. As noted in this section, the Company believes that local publications are uniquely positioned to capitalize on their existing market franchise by utilizing online publishing due to their proprietary local content. See page 58.

36.	Comment: Please disclose what “industry sources” you are relying upon with respect to the statistics you cite in this section.

Response: The Company has revised its disclosure to cite specific sources. See page 58. Copies of the reports cited have been included as tabs (K) and (L) in the supplemental binder referred to in the response to Comment No. 9.

Overview of Operation, page 55

37.	Comment: Consider including as an exhibit a list of all of your publications, organized by their geographic region and publication and circulation type, comparable to what you have on your website.

Response: The Company has included a list of its core publications (i.e., dailies, weeklies and shoppers). See Annex A (which precedes the F-pages).

Competition, page 63

38.	Comment: Please significantly expand upon your disclosure to provide more detail regarding the competition you face. Your discussion should address the competitive environment for each of the geographic markets you serve. Additionally, if you know that one or a small number of competitors is dominant in your industry, please revise to identify such competitors. See Item 101(c)(1)(x) of Regulation S-K.

Response: The Company has revised its disclosure to include this additional information. See page 70 and 71.

Compensation of Executive Officers, page 68

39.	Comment: We note that the compensation paid to several of your executives involved loan forgiveness. Please tell us whether any of your executives continue to have outstanding loans. If so, revise Certain Relationships and Related Transactions accordingly or tell us why such revisions are not necessary.

Response: The Company has advised us that none of its executive officers continue to have outstanding loans from the Company.

Certain Relationships and Related Transactions, page 76

40.	Comment: You indicate on page 77 that two affiliates of Fortress currently hold first lien term loans under your 2006 Credit Facility. Revise to name the affiliates and specify the material terms of the loans held. See Item 404(a) of Regulation S-K.

Response: The Company has revised the disclosure to include the names of its affiliates which hold a portion of the loans under its 2006 Credit Facility. Since the loans are outstanding under the Company’s 2006 Credit Facility, the material terms of the loans held by affiliates are the terms of the Company’s 2006 Credit Facility; a cross-reference to the summary of the 2006 Credit Facility was previously included in the disclosure. See page 84. Also see the revisions on pages 5, 6, 25 and 84 that relate to one of the affiliates of Fortress that holds second lien term loans.

41.	Comment: We note from page F-43 that as of December 31, 2005, the company owed Fortress $529,000 in consulting fees. Revise this section to disclose this transaction or advise.

Response: The fees referenced on page F-43 were amounts owed by the Company to Fortress for consulting fees of Deloitte & Touche paid by Fortress on the Company’s behalf. The services provided by Deloitte & Touche related to the Company’s implementation of a shared services accounting platform. Fortress was reimbursed by the Company for these fees at cost. Accordingly, the Company does not believe that Fortress had a material interest in this transaction.

Description of Indebtedness, page 80

42.	Comment: The description of your credit agreements in the text of the registration statement should be materially complete, without reference to the provisions of the formal documents you attach as an exhibit. Accordingly, please remove the language indicating that the summaries in this section are “qualified in their entirety” by the related exhibits.

Response: The language cited above has been removed. See page 87.

Underwriting, page 88

43.	Comment: We note from page 92 that you agreed to indemnify the underwriters against certain liabilities. Please expand upon your disclosure to provide a brief description of the indemnification provisions pursuant to Item 508(g) of Regulation S-K.

Response: The Company respectfully submits that the existing prospectus disclosure as to indemnification of the underwriters is the brief description that is called for by Item 508(g) of Regulation S-K. The Company notes further that similar disclosure is found in the vast majority of prospectuses it is aware of, and the Company hereby advises you supplementally that the Company and the underwriters expect the indemnification arrangements between the Company and the underwriters to be wholly consistent with other public offerings. The Underwriting Agreement containing the indemnification provisions will be filed as an exhibit to the Registration Statement as soon as practicable.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006, page F-4

44.	Comment: Please revise to provide separate disclosure of each adjustment to the pro forma balance sheet. Note that each adjustment to your pro forma balance sheet should be presented on a gross rather than net basis and should be individually self-balancing.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006. As disclosed in the filing, the Acquisitions of CP Media and Enterprise

NewsMedia, LLC, which occurred on June 6, 2006, are now reflected in the historical balance sheet. Accordingly, certain pro forma balance sheet adjustments are no longer required. The Company has presented all adjustments on a gross rather than net basis and they are individually self-balancing.

Note (D) Adjustments page F-5

Adjustment (1)

45.	Comment: We note your disclosure that the pro forma amount reflects the “net” adjustment of the cash position due to changes in net assets and liabilities and cash balance after the Acquisitions and 2006 Financing transaction. Please revise your note to include detail of how this amount was calculated or determined, including a break out of each category of assets and liabilities included in the adjustment.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006. Accordingly, the pro forma adjustments to cash are no longer required.

Adjustment (2)

46.	Comment: Revise footnote (D)(2) to explain the nature and amounts of the assets and liabilities of Enterprise and CNC that were not being purchased by the company.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006. As disclosed in the filing, the Acquisitions of CP Media and Enterprise NewsMedia, LLC, which occurred on June 6, 2006 are now reflected in the historical balance sheet. Accordingly, certain pro forma balance sheet adjustments are no longer required.

Adjustment (4)

47.	Comment: We note from the disclosures provided in adjustment (4) that you expect to recognize a significant amount of goodwill in connection with the both the Enterprise and CNC acquisitions. Please tell us and revise your disclosure to explain the reasons for the acquisition and the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements outlined in paragraph 51b of SFAS No. 141.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30,

2006. As disclosed in the filing, the Acquisitions of CP Media and Enterprise NewsMedia, LLC, which occurred on June 6, 2006 are now reflected in the historical balance sheet. Disclosure related to the reasons for the Acquisitions and the factors that contributed to a purchase price that resulted in the recognition of significant goodwill have been added to the interim financial statements. See page F-56.

Adjustment (5)

48.	Comment: We note that you allocated $188,891 of the total purchase price of the combined CNC and Enterprise acquisitions to intangible assets. Please revise your notes to the pro forma statements to explain the methods and assumptions used to determine the portion of the purchase price that was allocated to subscriber relationships, advertiser lists, mastheads and non-compete agreements. Also, please revise to explain the facts and circumstances considered in determining the estimated useful lives used to amortize each category of identifiable intangible assets to expense and explain why you believe you will continue to derive benefits from this intangible for that period. Additionally, revise to explain in further detail the basis that is being used to amortize each category of intangible assets to expense (e.g., straight line amortization).

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006. As disclosed in the filing, the Acquisitions of CP Media and Enterprise NewsMedia, LLC, which occurred on June 6, 2006 are now reflected in the historical balance sheet.

The Company has also revised the disclosure in the unaudited condensed consolidated interim financial statements to disclose that the allocations to acquired assets and liabilities were based upon their fair values considering SFAS no. 141. The Company obtained a third-party, contemporaneous valuation to perform this allocation. The disclosure also describes the basis that is being used to amortize and estimated useful life for each asset category. See page F-56.

Adjustment (6)

49.	Comment: Please revise to explain your methods and assumptions for determining the amount of capitalized deferred financing costs, including the nature and terms of the related debt.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006. As disclosed in the filing, the refinancing of the debt which occurred on June 6, 2006 is now reflected in the historical balance sheet. See page F-12. Disclosure related to the nature and terms of the related debt have been included in the interim financial statements. See page F-59.

Adjustment (8)

50.	Comment: Please revise to explain in further detail how the adjustment to deferred taxes was calculated or determined.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006.

The Company accounted for the Acquisitions as purchases. The purchase price, including liabilities assumed, was allocated to the assets for tax purposes as well as for financial reporting purposes. The purchase price assigned to the assets and liabilities differed for tax and financial reporting purposes. A deferred tax liability was recognized for the tax effects of those temporary differences in accordance with the provisions of SFAS No. 109.

The Company adjusted deferred income taxes to reflect the difference between book and tax bases, primarily consisting of greater future tax amortization of intangible assets over amortization for financial reporting purposes as of the Acquisition dates using our effective statutory rate.

Additionally, the pro forma balance sheet has been updated to reflect the financial position as of June 30, 2006. As a result, the pro forma balance sheet no longer reflects a pro forma adjustment related to deferred taxes related to the Acquisitions.

Adjustment (9)

51.	Comment: Please revise to state your methods and assumptions for determining the net accrued benefit cost assuming the Acquisitions took place on March 31, 2006.

Response: The Company has updated the filing to replace the unaudited interim financial statements as of and for the quarter ended March 31, 2006 with the unaudited interim financial statements as of and for the six months ended June 30, 2006. The Company has included the methods and assumptions for determining the net accrued benefit costs including the weighted average discount rate, the rate of increase in future compensation levels, the expected rturn on assets and trend information in the interim financial statements. See page F-61.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2005 and the three months ended March 31, 2006

Note (D) Adjustments, page F-10

Adjustment (1), page F-10

52.	Comment: Please revise to state the methods and assumptions used to determine the pro forma depreciation and amortization expense for property, plant and equipment and intangible assets. As part of your revised disclosure, please indicate the useful lives over which the various categories of tangible and intangible assets acquired are being amortized to expense.

Response: The Company has updated the disclosure to include the methods and assumptions used to determine the pro forma depreciation and amortization expense for property, plant and equipment and intangible assets. Additionally, the Company has updated the disclosure to include the useful lives over which the various assets are being amortized. See page F-9.

Adjustment (3), page F-11

53.	Comment: Please revise your disclosure to explain the assumptions for eliminating all other interest expense related to mandatorily redeemable preferred stock including that acquired in the CP Media acquisition in the pro forma adjustments.

Response: The Company has revised the disclosure to explain the assumptions for eliminating all other interest expense related to mandatorily redeemable preferred stock. See page F-12.

Adjustment (4), page F-11

54.	Comment: Please revise to eliminate pro forma adjustment (4) from the pro forma statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 as this adjustment does not appear to have a continuing impact on the Company’s results of operations as required by Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has eliminated pro forma adjustment (4) from the pro forma statements of operations for the year ended December 31, 2005 and the six months ended June 30, 2006.

Adjustment (5), page F-12

55.	Comment: Please revise to explain the methods and significant assumptions used to determine the pro forma adjustment reflecting amortization of deferred financing costs. As part of your revised disclosure, please indicate the method and amortization period being used to amortize deferred financing costs to expense. Also, please revise to eliminate the portion of adjustment (5) eliminating the write-off of deferred financing costs included in Enterprise’s historical statement of operations. The elimination of this write-off is not considered appropriate since this adjustment will not have a continuing impact on the Company’s results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the disclosure to include the methods and significant assumptions used to determine the pro forma adjustment reflecting the amortization of deferred financing costs, as well as the method and amortization period being used to amortize deferred financing costs. See page F-12.

The Company has eliminated the interest and deferred financing costs associated with the capital structure of acquired companies and recorded a pro forma adjustment to reflect the interest cost and amortization of deferred fees associated with the capital structure of the ongoing company including its acquisitions.

Adjustment (6)

56.	Comment: Please tell us and explain in footnote (D)(6) the nature of the expenses related to liabilities of Enterprise that were not assumed by the Company in the acquisition.

Response: The Company did not assume a lease from Enterprise and other de minimis items. The Company has updated the disclosure to explain the nature of the expenses related to liabilities of Enterprise that were not assumed by the Company in the acquisition. See page F-13.

Adjustment (7), page F-12

57.	Comment: Please revise to include the tax rate used in the pro forma adjustment to income tax expense (benefit).

Response: The Company has updated the disclosure to include the tax rate used in the pro forma adjustment to income tax expense (benefit). See page F-13.

Other

58.	Comment: Based on the disclosures provided in Note 17 to the Company’s audited financial statements, it appears that management fees paid to Leonard Green & Partners LP. were eliminated as a result of the Fortress Acquisition. As the elimination of these fees is directly attributable to the acquisition and has a continuing impact on the Company’s results of operations, please revise to include a pro forma adjustment in the pro forma statement of operations for the year ended December 31, 2005 giving effect to the elimination of these management fees.

Response: The Company has updated the pro forma statement of operations for the year ended December 31, 2005 to include a pro forma adjustment to eliminate the management fees paid to Leonard Green & Partners, L.P.

GateHouse Media Inc. Audited Financial Statements for the year ended December 31 2005

Consolidated Statements of Stockholders’ Equity (Deficit), page F-16

59.	Comment: We note that the shares of stock issued in connection with the merger have been recorded at a value of $1000 per share. Please explain to us and revise your MD&A to discuss how you determined or calculated the value of the stock. Also, please tell us and disclose in your notes to the financial statements and MD&A how you valued the restricted stock grants issued on June 6, 2005 and during the three months ended March 31, 2006. Also, as part of your response, please indicate why a value of $604 was reflected in your statement of changes of equity in connection with the 3,200 restricted shares issued during the quarter ended March 31, 2006 when Note 2 on page F-50 indicates the shares had a weighted average grant date fair value of $1,501 or approximately $4.8 million. We may have further comment upon receipt of your response.

Response: The Company valued its common stock at the time of the June 2005 Merger at a fair value of $10.00 per share. The fair value reflects the consideration paid for the net assets of the Company divided by the number of shares issued and outstanding. The fair value and purchase price are supported by an independent third party valuation and model. Please see response to Comment No. 75 for further details.

The Company updated the model’s cash flow projections during 2006 and it reflected a fair value per share of $15.01 using a discounted cash flow approach. As such, the Company has used the $15.01 per share for restricted stock issuances in January, March, and May 2006. Please see response to Comment No. 75 for further details.

For the restricted stock grants issued on June 6, 2005, the Company valued the shares based on the fair value of its common stock of $10.00 per share. The $10.00 per share, as previously discussed, was the equity value of the Company at the time, and was the value per share per the Management Stockholder Agreement dated June 2005. For the restricted stock grants during January, March, and May 2006, the Company valued them based on an updated fair value per share of $15.01 as noted above.

The Company’s statement of equity included $604 that related to the 320,000 restricted share grants outstanding during the quarter ended March 31, 2006. This $604 consisted of the following:

•	$72 for the 320,000 restricted shares with fair value of $15.01 per share or $4.8 million issued during the quarter ended March 31, 2006. The Company applied a historical forfeiture rate of 6.3% to calculate the monthly compensation expense.

•	$125 for the discounted stock purchased by management investor in January 2006.

•	$207 for 2005 unvested restricted stock grants. In conjunction with the adoption of SFAS 123(R) on January 1, 2006, the Company recorded three months of expense for the 442,500 unvested restricted stock shares valued at $10.00 per share. The Company applied a historical forfeiture rate of 6.3% to calculate the monthly compensation expense.

•	$200 for a December 31, 2005 bonus accrual that was settled by issuance of restricted stock in March 2006.

The Company has updated the disclosure in the notes to the financial statements and MD&A to explain how the value of our stock and restricted stock was determined.

Consolidated Statements of Cash Flows, page F-17

60.	Comment: We note you have classified the issuance of senior debentures in lieu of paying cash interest on senior discount debentures and senior debentures as an operating activity on the statements of cash flows. We also note that these senior debentures were exchanged for New Senior Debentures on February 28, 2005, and the entire amount of New Senior Debentures was redeemed on June 7, 2005 and is presented as a financing activity on the statement of cash flows. Please reclassify the portion of the redemption of New Senior Debentures that originally related to the 11 5/8% senior debentures, which represents interest incurred but not paid, as an adjustment to reconcile net income (loss) to net cash from operating activities. Refer to paragraph 23(d) and footnote 12 to paragraph 28 of SFAS 95 and question 22 of Section 1300 of the AICPA Technical Practice Aids for guidance.

Response: We have reclassified the interest relating to the senior debentures from financing activities to an adjustment to reconcile net income (loss) to net cash from operating activities. See page F-19.

Notes to the Financial Statements

61.	Comment: We note from your disclosure on page 16 that as of June 30, 2006 Fortress beneficially owns stock representing approximately 96% of the voting stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. To the extent that Fortress will continue to own more than 50% of your voting stock subsequent to the transaction, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Response: The disclosure in the interim financial statements has been updated to include the existence of the control relationship with Fortress to the extent that they will own greater than 50% of the Company’s voting stock. See page

F-60.

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-18

(f) Goodwill and Intangible Assets, page F-19

62.	Comment: We note the disclosure that advertiser and subscriber relationships were amortized over useful lives of 30 and 20 years, respectively for the predecessor and are being amortized over useful lives of 18 and 19 years, respectively for the successor. Please tell us in further detail how the Company determined the amortization periods previously and currently being used for the Company’s advertiser and subscriber relationships. As part of your response, please tell us how the Company’s historical attrition rates for its advertiser and subscriber relationships support the use of amortization periods in excess of fifteen years. We may have further comment upon receipt of your response.

Response: Upon the adoption of SFAS No. 142 on January 1, 2002, the Company reassessed the useful lives of previously recognized intangible assets and adjusted the remaining useful lives accordingly. The Company concluded that at that time, based upon economic conditions and its pricing strategies in existence then, the remaining useful lives for advertiser and subscriber relationship intangible assets should be 30 and 20 years, respectively. A reassessment of the fair value of these intangible assets and their remaining useful lives was performed as a result of the Merger in June 2005. In developing the useful lives of the advertiser and subscriber relationships the Company and its independent third party appraiser examined the historical attrition rates. These attrition rates were determined based on a review of attrition data related to the different geographic areas in which the Company operates. In the analysis it was estimated that the historical attrition rates over the previous four years for advertisers were between 5-7% depending on the geographic area The same analysis was applied in estimating attrition rates for the Company’s subscriber relationships. The attrition rates for the subscribers were determined to be 5% for all geographic areas serviced by the Company.

Based upon the historical attrition rates for advertiser and subscriber relationships, the useful lives were estimated to be 18 and 19 years respectively. The Company’s historical attrition rates from the time of adoption to the revaluation, consolidations and mergers of the customer base for advertising revenue had occurred which were factors that contributed to the decrease in the length of the useful life. The independent third-party valuation indicated that the fair value of the advertiser and subscriber intangibles acquired exceeded their carrying value as of the date of acquisition.

63.	Comment: We note that you assess impairment of goodwill and mastheads by using multiples of recent and projected revenues and EBITDA for individual or strategic regional clusters of properties to determine the fair value of the properties. Please tell us and clarify your disclosure here and in the Critical Accounting Policy section of MD&A to indicate how the regional clusters of property are considered “reporting units” as that term is used in paragraph 18 of SFAS No. 142.

Response: The strategic regional clusters of properties are reporting units one level below our single reporting segment. The Company has updated the disclosure in the financial statements and the Critical Accounting Policies section of the MD&A to indicate how the regional clusters of property are considered “reporting units.” See pages 38 and F-22.

Note 2, Acquisitions, page F-24

(b) Lee Exchange — 2004

64.	Comment: Please tell us and revise Note 2 to explain how you determined the fair values of the newspapers received from Lee Enterprises, Inc. in the exchange transaction that occurred in February 2004. Also, please revise Note 2 to disclose the revenues associated with the newspapers disposed of in the Lee Exchange transaction that have been reflected in discontinued operations for 2003 and 2004. Refer to the disclosure requirements outlined in paragraph 47c of SFAS No. 144.

Response: An independent third party valuation was performed to determine the fair values of the newspapers acquired from Lee Enterprises, Inc. using a discounted cash flow approach. The Company has revised the disclosure in the financial statements to include this information. The Company has also revised the disclosure in the financial statements to include the revenues associated with the newspapers disposed of in the Lee Exchange transaction. See page F-27.

(c) — Fortress Acquisition, page F-25

65.	Comment: Please revise your disclosure to disclose the primary reasons for the acquisition including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141. Also, please tell us in further detail and revise the notes to your financial statements to explain the methods used to determine the fair values allocated to the various categories of intangible assets acquired in the acquisition transaction. As part of your response, you should also explain why only a very small portion of the purchase price was assigned to customer relationships.

Response: The rationale for the acquisition follows the Company’s clustering strategy of acquiring businesses in close proximity in an effort to gain efficiency of assets and leverage its labor pool. A valuation of the acquired business was performed by an independent third party and that was used as the basis to allocate the purchase price based upon fair values.

The customer relationships intangible asset was assigned a relatively small fair value in relation to the other types of acquired assets due to the specific nature of the list. The customer list acquired is a unique list of customers for which the Company prints materials as a third party rather than sells a finished product such as a newspaper. The customer relationships intangible is recognized separately from the more pervasive and, therefore larger, subscriber and advertiser intangibles in the Company’s business.

The Company has updated its disclosures for the items noted. See F-28.

Note 4 Goodwill and Intangible Assets, F-29

66.	Comment: Please tell us and explain in further detail in Note 4 the nature of the $4,428 adjustment to goodwill related to the income tax valuation allowance.

Response: The adjustment to goodwill is related to the change in net deferred tax assets and tax liabilities during the period, which was primarily related to the tax effect of the unrealized gain on a derivative instrument at December 31, 2005 of $10,807. The increase in the deferred tax liability associated with this unrealized gain is projected to be offset by the net operating losses, when realized. Therefore, an adjustment to the valuation allowance related to the net operating loss and to goodwill of $4,428 was required. The Company has updated the financial statements to include additional disclosure related to the $4,428 adjustment to goodwill. See page F-33.

The Company followed the guidance of SFAS No. 109 that requires a deferred tax asset or liability be recognized for the tax basis of assets and liabilities assumed in a purchase business combination, with some exceptions. The purchase price exceeded the fair value of identifiable assets and goodwill was recorded for the residual difference between (1) the purchase price (2) the values assigned to identifiable assets and liabilities, including the deferred tax assets (net of any valuation allowance) and deferred tax liabilities. The tax benefit related to acquired deductible temporary differences was not recognized at the acquisition date because a valuation allowance was established. Tax benefits of acquired deductible temporary differences are the same as the accounting for an acquired net operating loss. Those tax benefits recognized subsequent to the acquisition are first applied to reduce to zero any goodwill and other noncurrent intangible assets related to the acquisition.

Note 7, Lease Commitments, page F-31

67.	Comment: We note that the total minimum lease payments disclosed in Note 7 of $3,062 does not agree with the $6,095 amount disclosed in the table of contractual obligations on page 42. Please resolve these inconsistencies and revise your disclosures accordingly.

Response: The Company has updated the disclosure in Note 7 of the financial statements to agree with the table of contractual obligations. The Company has included the commitments due after 2010 to conform both tables. See page F-34.

Note 9. Revolving Credit Facility and Term Loan B (Collectively the Amended Credit Facility), page F-34

68.	Comment: We note your disclosure that on June 23, 2005 you entered into an interest rate swap which was intended to qualify as a cash-flow hedge under SFAS No. 133, and at December 31, 2005 this interest rate “hedge” was deemed ineffective and the fair value of the derivative was recognized through current earnings. However, although it appears from your disclosure that the instrument has been designated as a cash flow hedge, we note in the notes to the unaudited financial statements for the three months ended March 31, 2006 that on February 20, 2006, you redesignated the swap as a cash flow hedge. Please explain to us and clarify in your disclosure the type of hedge (fair value or cash-flow) that you designated to the derivative instrument between June 23, 2005 and December 31, 2005. Include in your response your methods and assumptions for determining that the interest rate swap qualified for hedge classification under paragraph 20 of SFAS No. 133, and specifically explain how you determined that the swap was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, in light of the ineffectiveness determined at December 31, 2005. Also, please tell us the nature of the changes in circumstances that occurred between June 23, 2005 and December 31, 2005 that caused the hedge to be deemed ineffective at December 31, 2005.

Response: The interest rate swap was designated as a cash-flow hedge on June 23, 2005 (inception) and re-designated as a cash-flow hedge on February 20, 2006. In accordance with SFAS No. 133 paragraph 28, the swap qualified as a cash-flow hedge because there was formal documentation of the hedging relationship at the inception of the hedge and the hedging relationship was expected to be highly effective at the inception of the hedge and on an ongoing basis.

We documented the following facts and assumptions in accordance with SFAS No. 133 at the inception of the hedge:

Derivative transactions are entered into for risk management purposes (hedging). As part of our risk management policy, our objective is to hedge the aggregate risk of interest rate fluctuations with respect to our borrowings which require payments based on a variable interest rate index. These risks include: increases in debt rates above the earnings of the encumbered assets, increases in debt rates resulting in the failure of certain debt ratio covenants, increases in debt rates such that assets can no longer be refinanced and earnings volatility.

Based on our policy summarized above, on June 23, 2005, we entered into and designated an interest rate swap with a notional amount of $300.0 million, which receives a variable rate (LIBOR) and pays a fixed rate (4.1350%) through June 2012 with settlements every month as a cash flow hedging instrument.

The hedged transactions to which the hedging instrument relates were each of the variable interest rate payments to be incurred during the term of the swap on the first $300 million of our then outstanding credit facility that provided for a $280 million term loan and a revolving credit facility of $50 million. The debt required monthly payments of interest equal to LIBOR plus applicable margins as defined in the agreement.

Our hedging strategy was that the changes in the cash flows of the interest rate swap should offset changes in the interest payments on the debt, thus offsetting our exposure to fluctuations in LIBOR on the portion of the outstanding debt amount covered by the hedge. The hedge essentially locks the interest rate for the hedged portion of the debt.

Because the terms of the hedged portion of the debt coincide closely with those of the hedge, the hedge was expected to be highly effective, at inception and on an ongoing basis, against changes in LIBOR over the term of the hedge. However, since the debt is prepayable, we did not apply the “short-cut” method of assessing effectiveness.

At inception, we chose to utilize the cumulative dollar offset approach in assessing the effectiveness of the hedge both retrospectively and prospectively and we chose to utilize the change in variable cash flows method in measuring the amount of ineffectiveness, if any, at each assessment date. At inception, our prospective dollar offset test also included a “sensitivity” analysis by adding and subtracting 20, 50 and 100 basis points to the LIBOR curve whereby we noted that the hedge was expected to continue to be highly effective against changes in LIBOR over the term of the hedge.

For the period from September 2005 through December 31, 2005 and for the period from January 1, 2006 through February 19, 2006, the hedge was deemed ineffective since the assessment of effectiveness that is required whenever financial statements or earnings are reported, and at least every three months, was not performed on a timely basis. Therefore, the gain on the derivative for each respective period was reported in earnings. If the effectiveness testing had been performed on a contemporaneous basis, the hedge would have been deemed to be highly effective for these periods.

Note 11, Preferred Stock, page F-37

69.	Comment: We note that you adopted SFAS No. 150 on July 1, 2003. Please tell us in detail how you calculated or determined the estimated fair value of your redeemable preferred stock at the date you adopted SFAS No. 150. Also, tell us why you have not reported the cumulative effect of a change in accounting principle by initially measuring the financial instruments at fair value during 2003, as required by paragraph 29 of SFAS No. 150.

Response: Following the guidance of footnote 10 of paragraph 21 of SFAS No. 150, the fair value of redeemable instruments can be determined based on the cash required to be paid on the date of adoption of SFAS No. 150. The redeemable preferred stock provided that the Company could redeem the instruments at the current outstanding price plus accrued interest, with the exception of a change of control or other sale of the Company. As the book value of the instruments on the date of adoption represented the then current redemption price, the adoption did not result in a change in fair value or a cumulative effect of change in accounting principle.

70.	Comment: We note that on February 28, 2005, $69,200 of the 11 5/8% Senior Discount Debentures due 2009 plus interest and $17,547 of the 11 5/8% Senior Debentures due 2009 plus interest were exchanged for $87,503 of Senior Debentures due 2013 (the New Senior Debentures). Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated. Please ensure your response addresses your consideration of EITF 96-19 and APB 26, as applicable. Also, please tell us and revise your disclosure to state the interest rate on the New Senior Debentures. Similarly, please tell us the nature of the original exchange or conversion terms for the Series A 14 3/4% Senior Redeemable Exchangeable Cumulative Preferred Stock and explain how you accounted for the exchange transaction with the Series B-1 Senior Preferred Stock. Also, please explain why these exchange transactions have not been reflected in your supplemental disclosure of non-cash investing and financing activities on your statements of cash flows. Additionally, please tell us the business purposes for the exchange transactions. We may have further comment upon receipt of your response.

Response: The exchange of the 11 5/8% Senior Discount Debentures due 2009 for the New 11 5/8% Senior Debentures due 2013 was accounted for in accordance with EITF 96-19, which required the present value of future cash payments under the new instruments to vary less than 10% from the present value of future cash payments under the original instruments to be considered a non-substantial modification. The exchange did not result in a different principal amount or interest rate and the extended maturity date did not result in a substantial modification as described in EITF 96-19. Accordingly, the debt was recorded at present value and the Company did not recognize a gain or loss on the exchange.

The securities exchange agreements related to these debentures and preferred stock were entered into in anticipation of marketing the company for sale and making the debt structure more conducive to a smooth transaction by reducing the number of debt holders. The lender, Green Equity, owned the majority of the original Senior Discount Debentures and preferred stock instruments. Under the securities exchange agreements, Green Equity owned 100% of the instruments. In addition, the original Senior Discount Debentures were purchased in the open market and the New Senior Debentures were privately owned.

The Company did not incur any income or loss on the exchange transactions because the terms remained the same, and therefore, it was not required to provide supplemental disclosure on its statement of cash flows.

The Company has revised its disclosure to Note 11 to include the interest rate on the New Senior Debentures. See page F-40.

Note 12. Income Taxes, page F-38

71.	Comment: We note that your valuation allowance increased by $32,180 during 2005. Please revise your note to provide more detail of why management believed an increase to the valuation allowance in that amount was appropriate as a result of “purchase accounting”.

Response: Upon the Merger, the Company experienced a significant increase in deferred tax liabilities which caused a significant net operating loss for federal and state income tax purposes. Deferred tax assets related to the net operating loss increased by $28,505. Upon the scheduling of the future reversals of the taxable temporary differences, an increase to the valuation allowance of $32,180 was required. The Company has updated the financial statements to include disclosure regarding the increase in the valuation allowance. See page F-43.

The Company followed the guidance of SFAS No. 109, under which a deferred tax asset is recognized for all deductible temporary differences and operating loss and credit carry forwards for regular tax purposes and also requires recognition of a valuation allowance if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Note 13 — Earnings (Loss) per Share

72.	Comment: We note from the disclosures included in Note 13 that the Company has included the restricted shares issued in 2005, which are not yet vested, in the weighted average shares used to compute both basic and diluted earnings per share. Note that shares which become vested upon the passage of time should not be included in the weighted average shares used to compute basic earnings per share and should be included in the computation of diluted earnings per share only if dilutive. Please revise to eliminate these restricted shares from the weighted average shares used in the computation of basic earnings per share for all periods presented.

Response: The Company has revised Note 13 to eliminate the unvested restricted shares from the weighted average shares used in the computation of basic earnings per share for the period ended December 31, 2005, in accordance with the provisions of SFAS No. 128 and EITF 04-12. The Company has updated its diluted earnings per share for the dilutive effect of the unvested restricted shares. There were no unvested restricted shares in the previous periods presented. See page F-43.

GateHouse Media Inc. Unaudited Interim Financial Statements for the three months ended March 31, 2006

General

73.	Comment: Please revise the notes to the Company’s interim financial statements to give effect to our comments on the Company’s audited financial statements, where applicable.

Response: The Company has revised the notes to the interim financial statements to give effect to the Staff’s comments on the audited financial statements. See page F-48 to F-61.

Notes to the Financial Statements

Note 2, Stock Based Employee Compensation, page F-48

(a) Stock Option Plan and Other Awards, page F-49

74.	Comment: We note that in January 2006, a management investor purchased 250 shares of common stock at a discount. Please explain to us and revise your disclosure in your notes to the financial statements and MD&A, to indicate the amount of the discount given to the investor and to explain how you determined the value of the shares issued.

Response: A management investor purchased 25,000 shares of common stock at $10.00 per share in accordance with the investor’s management stockholder agreement. The fair value of the common stock was $15.01 per share as of January 2006 based upon the Company’s valuation. Therefore, the management investor received a discount of $501 per share, or $125,250. This discount amount was recognized as employee compensation expense in accordance with SFAS No. 123(R).

The Company has updated the disclosure in the notes to the financial statements and MD&A to explain the amount of discount given to the investor and how it determined the value of the shares issued. See pages 41 and F-54.

75.	Comment: Please tell us and explain in Note 2 how you calculated or determined the amount of compensation expense of $404 that was recognized for share based payments during the three months ended March 31, 2006. As part of your revised disclosure, please indicate whether the valuation used to determine the fair value of stock-based compensation grants was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Also, please explain how you determined the total compensation cost not yet recognized for unvested awards at March 31, 2006.

Also, to the extent that the fair values of stock-based compensation grants made during the twelve month period preceding your planned public offering were valued using a retrospective valuation or a valuation by a related party, please revise MD&A to include a discussion of the following matters:

—	A discussion of the significant factors, assumptions and methodologies used in determining fair value

—	A discussion of each significant fact contributing to the difference between the fair value as of the date of grant and the estimated public offering price, or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

—	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”.

Response: Compensation expense of $404,000 recognized for share based payments during the quarter ended March 31, 2006 consisted of the following:

•	$72,000 for 320,000 of restricted shares with a fair value of $15.01 per share or $4.8 million issued during the quarter ended March 31, 2006. The Company applied the historical forfeiture rate of 6.3% to calculate the monthly compensation expense.

•	$125,000 for discounted stock purchased by a management investor in January 2006.

•	$207,000 for 2005 unvested restricted stock grants. In conjunction with the adoption of SFAS 123(R) on January 1, 2006, the Company recorded three months of expense for the 442,500 unvested restricted stock shares valued at fair value of $10.00 per share. The Company applied the historical forfeiture rate of 6.3% to calculate the monthly compensation expense.

The $7,664 of unrecognized compensation cost for the unrestricted stock awards represents the total expected value of each grant, measured at fair market value at the date of grant as adjusted by estimated forfeitures, less the amount of compensation costs expensed through March 31, 2006.

The Company has revised its disclosure in Note 2 and its MD&A to explain how it determined the fair value of its stock-based compensation grants and the significant factors it utilized in the valuation to determine its fair value. See pages 38 and F-55.

CP Media Audited Financial Statements

Statements of Operations, page F-55

76.	Comment: Please revise to include the statement of operations for the nine months ended April 2, 2005 (or period comparable to the nine months ended April 2, 2006). This statement may be unaudited. See Rules 3-05 and 3-02(b) of Regulation S-X.

Response: CP Media has updated its financial statements to include the statement of operations for the nine months ended March 27, 2005 (the period comparable to the nine months ended April 2, 2006). See page F-64.

Note 2. Summary of Significant Accounting Policies page F-58

(m) Goodwill and Other Intangible Assets, page F-60

77.	Comment: In light of the fact that goodwill represents a significant portion of your total assets on your balance sheets in each of the periods presented, please revise your disclosure in the notes to the financial statements to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset, and further, in determining the amount of any impairment loss to be recognized.

Response: CP Media has expanded the disclosure in its financial statements to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, CP Media has updated the disclosure to include the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset. See page F-69.

Note 9. Commitments and Contingencies — Operating Leases, page F-69

78.	Comment: We note that in the year ended June 27, 2004, CP Media completed a sale-leaseback transaction and deferred $260,000 of the $556,000 total net gain. Please provide us details as to the nature of this transaction and explain your accounting basis for deferring a portion of the gain.

Response: In April 2004, CP Media completed a sale of certain debt-free real estate facilities to an unrelated party for $1,300,000 in cash at closing. The transaction resulted in a net gain of $556,000 after all closing costs.

Simultaneous to the sale, CP Media entered into an agreement with the buyer to lease back a portion of the facility for five years at an annual rate of $58,000 plus a pro rata share of utility costs which are common throughout the building. The criteria set forth in paragraphs 7 and 8 of SFAS No. 98, Accounting for Leases, were assessed to determine that the payment terms and provisions of the agreements demonstrated the buyer-lessor’s initial and continuing involvement in the property and that all of the risks and rewards of ownership were transferred to the buyer-lessor as demonstrated by the absence of any continuing involvement of the seller-lessee as described in paragraphs 11-13. After reviewing the provisions of paragraphs 11-13, it was determined that CP Media had no continuing involvement and that the transaction qualified for sales-leaseback accounting and removed the assets from its books and recognized the gain in accordance with the provisions of SFAS No. 28, Accounting for Sales with Leasebacks.

CP Media applied the criteria of SFAS No. 28 paragraph 3 and determined that it had retained more than a minor part but less than substantially all of the use of the property through the leaseback agreement as the present value of the lease payments was greater than 10% but less than 90% of the fair market value of the property sold. Therefore, any gain on the sale that exceeded the present value of the minimum lease payments called for by the leaseback of an operating lease should be recognized at the date of the sale. The unrecognized gain should be deferred and amortized over the life of the lease. In this case, there was net gain after closing costs of $556,000, of which $296,000 was recognized at the sale date and $260,000 was deferred and is being amortized on a straight-line basis over the five-year lease period.

Enterprise NewsMedia LLC Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-87

(i) Identifiable Intangible Assets and Goodwill, page F-88

79.	Comment: In light of the fact that goodwill represents a significant portion of your total assets on your balance sheets in each of the periods presented, please revise your disclosure in the notes to the financial statements to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset, and further, in determining the amount of any impairment loss to be recognized.

Response: Enterprise NewsMedia, LLC has expanded the disclosure in its financial statements to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, Enterprise has updated the disclosure to include the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset. See page F-97.

Other

80.	Comment: Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company has updated the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

81.	Comment: Please include currently dated consents of your independent registered accountants in any amendments to your form S-1 registration statement.

Response: Currently dated consents of the independent registered accountants are included with the amendment.

* * * * *

Should members of the Commission staff have any questions or require any addition information, they should call the undersigned at (212) 728-8981 or William N. Dye at (212) 728-8219.

Very truly yours,

Morgan D. Elwyn

cc:	GateHouse Media, Inc.
The New York Stock Exchange
Polly G. Sack, Esq.
William N. Dye, Esq.